August 26, 2011	Eric S. Purple D 202.778.9220 F 202.778.9100 eric.purple@klgates.com
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Calamos Convertible and High Income Fund
333-175076
811-21319
Dear Mr. Greene:
          This letter responds to the comments contained in your letter dated July 28, 2011, regarding the initial Registration Statement on Form N-2 of the Calamos Convertible and High Income Fund (the “Fund”). For convenience, your comments are repeated below, with our responses immediately following.
          The response to each of these comments is included, as appropriate, in Pre-Effective Amendment No. 1, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the initial Registration Statement, is enclosed for your convenience.
General
1	Comment: In light of disclosure regarding the Fund’s contemplated investments in derivatives instruments, confirm that the Fund’s derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fond invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. See. Letter to

Larry L. Greene
August 26, 2011

Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response: Understood. We have added the following disclosure to “Prospectus Summary — Investment Policies — Other Securities” and “Investment Objective and Policies:”
The Fund’s derivative activities are principally focused on the following derivatives: interest rate swaps, convertible securities, synthetic convertible securities, options on individual securities, index options and forward currency exchange contracts. However, the Fund reserves the right to invest in other derivative instruments to the extent it is consistent with the Fund’s investment objectives and restrictions.
          We believe that the nature and potential risks of each of the Fund’s derivative instruments is sufficiently disclosed in accordance with the July 30, 2010 Investment Company Institute letter.
2.	Comment: The base prospectus does not disclose the timing of the various offerings that may be affected in the future. Disclose to investors what the intent of the Fund is with respect to issuing more common, followed by debt or preferred. Or may the Fund leverage first, followed by more common? Disclose the ramification of each scenario to common share investors, in terms of expenses borne by them, a dilution of voting interests, and the possible depressing effect on market price.

Response: Understood. We have added the following disclosure to “Prospectus Summary — The Offering:”
The Fund may engage in an offering of its common shares. The terms of any such offering would be disclosed in an appropriate prospectus supplement that would accompany the Fund’s base prospectus. Common shareholders would bear any costs relating to any such offering. Any offering of common shares by the Fund would involve sales at a price equal to or above net asset value plus any underwriting discounts or sales commissions paid by the Fund to execute such sales. To the extent that the Fund issues common shares and current shareholders do not participate, those current shareholders may experience a dilution of their voting rights as new shares are issued to the public. Depending on the facts, any issuance of new common shares may also have the effect of reducing any premium to per share net asset value at which the shares might trade. Currently, the Fund has not determined the timing of any debt or preferred shares offering.

Larry L. Greene
August 26, 2011

Prospectus Cover
3.	Comment: Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(l) under the Securities Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Response: We have revised this statement in accordance with the staff’s comments.
Prospectus
4.	Comment: The second paragraph of the discussion captioned “Prospectus Summary” uses the defined term of “managed assets.” Please define the term when first used.

Response: Understood. We have defined “managed assets” when first used.

5.	Comment: Revise disclosure regarding the use of proceeds appearing under the caption “Prospectus Summary Use of Proceeds” as indicated herein or clarify that the last clause relates only to Item (iii): “(iii) for working capital purposes, including the payment of interest and operating expenses, although there is currently no intent to issue securities primarily for ~~this~~ these purposes.”

Response: Understood. We have revised the relevant clause as follows:
“(iii) for working capital purposes, including the payment of interest and operating expenses, although there is currently no intent to issue securities primarily for ~~this~~ these purposes.”
6.	Comment: Disclosure under the sub-caption “Prospectus Summary — Investment Policies — Foreign Securities” states: “Although the Fund primarily invests in securities of U.S. issuers, the Fund may invest up to 25% of its net assets in securities of foreign issuers in developed and emerging markets, including debt and equity securities of corporate issuers and debt securities of government issuers. The Fund may invest up to 15% of its managed assets in securities of foreign issuers in emerging markets.” (Emphasis added.) Confirm to the staff that you in fact intend to use different standards for these categories of foreign securities and, if that is your intent, disclose how the two standards differ. Simple numerical examples would help investors.

Response: The Fund confirms that the two different standards are intentional, and notes that pursuant to Item 4 above, disclosure is added under the sub-caption

Larry L. Greene
August 26, 2011

“Prospectus Summary — The Fund” discussing the definition of managed assets as follows:
“Managed assets” means the total assets of the Fund (including any assets attributable to any leverage that may be outstanding) minus the sum of liabilities (other than debt representing financial leverage).
We have also added the following sentence adjacent to the definition of “managed assets” to indicate the difference between “managed assets” and “net assets”:
“Net assets” does not include any assets attributable to any leverage that may be outstanding, or other debt representing financial leverage.
7.	Comment: Disclosure captioned “Prospectus Summary — Interest Rate Transactions” discusses the Fund’s investments in interest rate swaps or caps. Confirm that the Fund will only purchase swaps, not sell or write them. If not, please revise the prospectus accordingly.

Response: In general, the Fund enters into over-the-counter interest rate swap or cap transactions to protect itself from increasing interest expenses on its leverage exposure with BNP Paribas Prime Brokerage, Inc. and to hedge portfolio securities from interest rate changes. The Fund uses interest rate swaps or caps only with the intent to reduce or eliminate the risk that an increase in short term interest rates could have on common share net earnings as a result of leverage.

The interest rate swap and interest rate caps that the Fund may engage in do not involve a “seller” or “writer” per se. Instead they involve a bi-lateral contractual agreement between the Fund and a counterparty. The Fund will usually enter into swaps or caps on a net payment basis. To the extent that the Fund has a financial exposure to the swap or cap, the Fund intends to segregate with its custodian cash or liquid securities having a value at least equal to the Fund’s net payment obligations under any such transaction, marked-to-market daily.

The base prospectus fully discloses this potential payment obligation and the resultant asset segregation in the section captioned “Interest Rate Transactions,” and is referenced in the prospectus supplement. The Fund believes that the current disclosure is sufficient and that no change is necessary at this time.
8.	Comment: Revise the disclosure captioned “Prospectus Summary - Fund Risks - Antitakeover Provisions” by adding disclosure regarding how preferred shareholders

Larry L. Greene
August 26, 2011

vote and are represented on the Board of Trustees. Disclose any conflicts this may present.
Response: We have revised the disclosure in accordance with the staff’s comments as follows:
Holders of preferred shares will have voting rights in addition to and separate from the voting rights of common shareholders with respect to certain of these matters. Holders of any preferred shares, voting separately as a single class, have the right to elect at least two Trustees at all times. See “Description of Shares— Preferred Shares” and “Certain Provisions of the Agreement and Declaration of Trust and By-Laws.” The holders of preferred shares, on the one hand, and the holders of the common shares, on the other, may have interests that conflict ~~in these situations~~, including conflicts that relate to the fees and expenses of the Fund. See “Risk Factors — Fund Risks— Antitakeover Provisions.” For more information on potential conflicts of interest, see “Additional Risks to Common Shareholders — Leverage Risk.”
9	Comment: Disclosure sub-captioned “Recent Market Events” contains a discussion of the recent market turmoil. Similar disclosure appears elsewhere in the document. In light of the continuing economic issues in Europe involving Greece, Spain, Ireland and Portugal, among other European countries, and the impact that may have on both the domestic economy and international markets, please enhance the disclosure accordingly.

Response: We have revised the disclosure in accordance with the staff’s comments as follows:
     In the recent past, domestic and international markets have experienced acute turmoil due to a variety of factors, including economic unrest in Greece, Spain, Ireland, Portugal and other European Union countries. This turmoil resulted in unusual and extreme volatility in the equity and debt markets, in the prices of individual securities and in the world economy. In addition, many governments throughout the world responded to the turmoil with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or quick reversal of these policies could increase the volatility in the equity and debt markets. These market conditions and continuing economic risks could have a significant

Larry L. Greene
August 26, 2011

effect on the domestic and international economies, and could add significantly to the risk of short-term volatility in the Fund.
10.	Comment: Revise the fee table consistent with the following:
•	the table contains blanks. We may have comments regarding that information upon its inclusion in an amendment to this registration statement,

•	the table needs to include the offering expenses and interest costs (or costs of preferred dividends) expected to be paid by the Fund during the next twelve months. Revise the fee table accordingly, and

•	with respect to the fee matters discussed in footnote 3, this fee needs to reflect the anticipated leverage of the Fund during the next 12 months if such amount is higher.
Response: The fee table on page 14 of the base prospectus contains all known expenses that the common shareholders will bear directly or indirectly. Currently, there is no information for sales load or offering expenses. Such expenses will be determined at the time of the common share shelf take down, and will be reflected in an appropriately revised fee table in a prospectus supplement that will contain the specific terms and expenses of that offering, such as sales load and offering expenses, of the specific offering. The Fund will file the prospectus supplement with the Commission pursuant to Rule 497(c).

As noted, the Fund has no fixed plan to increase its borrowings, but it is continually reassessing its leverage plan based on current economic conditions. The table includes any current interest costs attributable to current borrowings. The Fund is aware of its disclosure obligations with regards to the base prospectus and any prospectus supplement that may be subsequently filed.

11.	Comment: Revise the first paragraph of the discussion captioned “Investment Objective and Principal Investment Strategies” so as to indicate that the 60 day notice will be in writing.

Response: We have revised this statement in accordance with the staff’s comments.

12.	Comment: Later disclosure discusses the Fund’s securities lending policy. Revise the disclosure to indicate whether the Fund uses affiliated agents in managing its lending program. In this connection, it is also disclosed that: “The Fund would not, however, have the right to vote any securities having voting rights during the existence of the loan, but could call the loan in anticipation of an important vote to be taken among holders of the securities or of the giving or withholding of consent on a

Larry L. Greene
August 26, 2011

material matter affecting the investment.” (Emphasis added.) Explain to the staff why you believe this arrangement complies with applicable requirements, particularly, the above requirement that the Fund anticipate the need to vote on matters of material importance.

Response: We have added the following disclosure to “Investment Objective and Principal Investment Strategies — Principal Investment Strategies — Lending of Portfolio Securities:”
     The Fund does not use affiliated agents in managing its lending program.
     As we discussed with you during our phone call on August 22, 2011, the Fund’s investment adviser will call back securities in anticipation of a material vote in order to vote those securities in accordance with the Fund’s proxy voting policies.
     We believe that this policy is in accordance with the staff’s policy on securities lending as set out by the following no-action letters: State Street Bank and Trust Co., SEC No-Action Letter (pub. avail. Jan. 29, 1972), State Street Bank and Trust Co., SEC No-Action Letter (pub. avail. Sept. 29, 1972), and The Chase Manhattan Bank, SEC No-Action Letter (pub. avail. July 24, 2001). We believe that the present disclosure sufficiently reflects this fact and, therefore, no further changes are necessary.
13.	Comment: The Discussion captioned “Risk Factors Additional Risks to Common Shareholders” discloses that: “Certain types of borrowings may result in the Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base and portfolio composition requirements... These guidelines may impose asset coverage portfolio composition requirements that are more stringent than those imposed by the 1940 Act.” (Emphasis added.) Disclose the consequences of those stricter requirements on the operation of the Fund.

Response: We have revised the disclosure in “Risk Factors — Additional Risks to Common Shareholders — Leverage Risk” in accordance with the staff’s comment by adding the following statements:
Currently, there are no portfolio composition requirements under the Agreement and related Lending Agreement. However, there are limits on which securities can be treated as pledged collateral for purposes of those agreements. Calamos does not anticipate that these covenants or restrictions will adversely affect its ability to manage the Fund’s portfolio in accordance

Larry L. Greene
August 26, 2011

with the Fund’s investment objective and policies. Due to these covenants or restrictions, the Fund may be forced to liquidate investments at times and at prices that are not favorable to the Fund, or the Fund may be forced to forgo investments that Calamos otherwise views as favorable.
Part C
14.	Comment: Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Fund’s common shares (including warrants and/or rights to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

Response: As we discussed with Larry Greene on our telephone call on August 22, 2011, the Fund’s shelf registration statement does not contemplate warrants and/or rights offerings. In addition, the prospectus discloses, under the heading “Description of Securities — Common Shares,” that that the “common shares may not be sold at a price below the then-current net asset value, exclusive of underwriting discounts and commissions.” Therefore, we do not believe that such a undertaking is necessary at this time.
*  *  *  *  *
          At this time, we have not submitted nor do we expect to submit an exemptive application or no-action request in connection with this registration statement. Finally, we note that your Letter requests that the Fund provide a letter making certain acknowledgements regarding its responsibilities for the adequacy and accuracy of the disclosures in its filings (i.e., a “tandy” response). The Fund will provided this response in separate EDGAR correspondence.
          We believe that this information responds to all of your comment. If you should require additional information, please call me at 202.778.9220.

Larry L. Greene
August 26, 2011

Very truly yours,
Eric S. Purple
Enclosures

Copies (w/encl.) to:	J. Christopher Jackson Paulita A. Pike (firm)